                                                         Filed by iVillage Inc.
                                                 Pursuant to Rule 425 under the
                                              Securities Act of 1933 and deemed
                                            to be filed pursuant to Rule 14a-12
                                        of the Securities Exchange Act of 1934.

                                                  Subject: Promotions.com, Inc.
                                                 Commission File No.: 333-84532




                 iVILLAGE INC. FIRST QUARTER 2002 EARNINGS CALL

                                                    May 7, 2002, 11:00 a.m. EST



Jane Tollinger:   Thank you, operator. Good morning, and thank you all for
                  joining us today for iVillage's first quarter financial results. I'm Jane Tollinger, Senior Vice President, Operations and Business Affairs. With us today is Doug McCormick,
                  Chairman and Chief Executive Officer; Steve Elkes, Executive
                  Vice President of Operations and Business Affairs; and Scott
                  Levine, Chief Financial Officer.

                  Before we begin, I would like to walk you through today's format. Doug will give an overview of the quarter. Following Doug, Scott will provide details on the financial results and then Doug will follow with a discussion of future operations and close. Steve Elkes and I will join for the questions and answers.

                  Now I will read the safe harbor statement. During the course of this conference call, representatives of iVillage may make forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 concerning iVillage's business, operations and financial condition. Such forward-looking statements are subject to various known and unknown risks and uncertainties and iVillage cautions you that any forward-looking information provided by or on behalf of iVillage is not a guarantee of future performance.

                  Actual results could differ materially from those anticipated in these forward-looking statements due to a number of factors, some of which are beyond iVillage's control, in addition to those discussed in iVillage's public filings, press releases and other statements made by iVillage management. All such forward-looking statements are current only as of the date on which those statements are made. iVillage does not undertake any obligation to publicly update any forward-looking statements to reflect events and circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

                  Now I'll turn the call over to Doug.

Doug McCormick:   Thanks Jane. Good morning and thank you all for joining us today.

                  We are pleased to report that our first quarter revenues were
                  15.1 million dollars, representing a 20% increase over the same quarter a year ago. For the third consecutive quarter we once again delivered on our goal of remaining profitable on a pro forma EBITDA basis. Excluding non-cash charges we delivered an EBITDA profit of approximately four hundred thousand dollars. The first quarter also brought some good news regarding our cash flow goals. During the first quarter iVillage's so called "cash burn" was only 900,000 dollars. This is a good sign that we are well on our way to cash flow positive status that we targeted for fiscal year 2002. The company remains in a strong cash position. At the end of this quarter we had cash, cash equivalents and restricted cash of
                  37.4 million dollars.

                  We continued to sign up new advertisers during the 1st quarter. We added American Express, The Gap, HBO, Nike, Revlon, and our focus on the film industry has already begun to pay off with orders from Universal Pictures and Warner Brothers.

                  During the quarter we initiated the acquisition of Promotions.com, a company that has a customer roster of blue chip clients. We believe this strategic acquisition better enables iVillage to offer advertisers creative and impactful promotions, both on line and off line. We believe that advertisers' promotions are becoming an increasingly popular form of advertiser messaging especially on the World Wide Web.

                  In discussing our progress and plans there are clearly three overriding factors that determine the value of our company: the metrics, the management and the marketplace. For clarity, I'm going to center my remarks around these three very important categories.

                  First, I am going to talk about the metrics and after Scott's financial review and outlook, I'll come back and discuss the management and the marketplace.

                  The best way to determine the true value and the power of the iVillage brand is to examine our metrics, including our usage patterns and our position in the marketplace. During the first quarter we had more than 30.6 million unique visitors according to IBM Surfaid, and traffic grew to an all time quarterly high of over 382 million average monthly page views--that's an increase of nearly 60 percent from last year's first quarter. Membership increased by over 40% to 9.4 million members. We were again the number one community site for women and number six community site overall on the entire web. And once again our beauty venture with Unilever, Substance.com, continued to be the number one beauty content destination online.

                  When it comes to the competition, here is the bottom line: time spent on iVillage is about 4 times that of competition combined. In January, Jupiter Media Metrix tabulated the total number of minutes of usage per month for sites that specifically created content for women. Our five competitors are AOL Women, MSN Women, Oxygen, Lifetime and Martha Stewart. Here are the results of the Jupiter Media Metrix study: iVillage users consumed in the aggregate some 270 million minutes of content on our site. The combined competition delivered a total of 71 million minutes. That's 16 million minutes for AOL Women, 11 million minutes for MSN Women, 25 million minutes for Oxygen, 8 million minutes for Lifetime, and 11 million minutes for Martha Stewart. Let me repeat, iVillage delivers four times the usage of that of the combined competition.

                  As you might expect, we also dominate the market in terms of daily unique visitors coming to us. iVillage currently attracts 676,000 uniques daily on average. That compares to the 312,000 uniques that visit AOL Women daily, and the 109,000 that go to MSN Women each day, the 141,000 that visit Oxygen, the 69,000 that go to Lifetime and the 48,000 that visit Martha Stewart.

                  This tells us that we have a solid product that resonates well with women. We achieved these important milestones while cutting more than three million dollars from our marketing budget when compared to last year's first quarter marketing spend. And, this is key because it shows that the momentum of iVillage is such that women come back to our site because they actively seek out our editorial content--We do not have to spend a fortune buying media on other sites to grow our metrics. And that's a very important fact in assessing both the business model and the cost structure for iVillage.

                  Equally encouraging to us is the fact that our high margin newsletter business has some of the highest open rates in the industry. Women sign up for our emails because they value the high quality editorial that we send to them. There is no better measurement of our success in making the "emotional connection" with women on the Web than the fact that our users ask for and open our messages to them with some of our categories reaching a phenomenal open rate of eighty percent.

                  iVillage is a solid brand that more than 30 million unique visitors come to each quarter for solutions and programming targeted directly to them. This provides our advertisers with a unique opportunity on the World Wide Web. Since 1995 no other site has provided the consistent growth with the women's marketplace that we have enjoyed. iVillage stands for quality and as such enjoys a tremendous advantage over its competitors.

                  We have created a valuable asset, one that is virtually impossible to replicate because the trust we enjoy from our constituents increases the overall value of the Web for women. This not only creates a great opportunity for our advertisers, but also allows women to feel like they are getting value from the monthly fees they pay to their ISPs that supply the connection to the Web. From my days as the CEO of Lifetime Television, I learned well the importance of women in the purchasing of goods and services for the household. The strong connection that iVillage has with its audience can be a key factor in the choice of the ISP for themselves and their families. I'll come back to this opportunity later. iVillage represents a valuable piece of real-estate on the Internet and a trusted brand in the offline world.

                  Our years of experience are paying off. We have a runaway hit in our category and are "hands-down" number one. It is the task of iVillage management to transform this great brand into a great business.

                  I'll be coming back to give some perspective on the management and the marketplace. But first, Scott Levine our CFO will take you through the specifics of the first quarter numbers,
                  Scott....

Scott Levine:     Thanks Doug.

                  We are pleased to report our third consecutive quarter of positive pro forma EBITDA. EBITDA for the first quarter was approximately 400,000 dollars, excluding one-time charges relating to the termination of our NBC contract and non-cash expenses. For the same period last year we reported an EBITDA loss of 7.2 million dollars.

                  Revenues for the first quarter grew 20%, up to 15.1 million dollars compared to revenues of 12.6 million dollars for the first quarter of 2001. Net loss, excluding the result of a change in accounting principle, was approximately 8.7 million dollars for the first quarter. The 8.7 million dollar loss for the latest quarter includes a 5.4 million dollar one-time charge related to the successful termination of our advertising agreement with NBC, which I will describe later. Net loss including the charge resulting from the change in accounting principle was approximately 17.9 million dollars or thirty-four cents per share, compared to a net loss of 12.2 million dollars or forty-one cents per share for the same period last year.

                  As discussed in our last call, we adopted the provisions of Statement of Financial Accounting Standards No. 142, titled "Goodwill and Other Intangible Assets". Under this provision, as of January 1, 2002 goodwill is no longer being amortized. During the first quarter, we recorded a 9.2 million dollar charge related to this change in accounting principle. If the non-amortization provisions of SFAS 142 had been effective in 2001, net loss and loss per share for the three months ended March 31, 2001 would have been 10.1 million dollars and thirty-four cents respectively.

                  As I mentioned earlier, we were able to successfully negotiate the termination of our advertising contract with NBC. The key points of this termination were iVillage being relieved of a
                  4.6 million dollar cash payment this year for a one-time charge of 5.4 million dollars recorded this quarter.

                  On April 18th, we closed the tender offer for promotions.com, having obtained ownership of approximately 82% of the company. We anticipate closing the transaction on May 24th after the promotions.com special shareholder's meeting. As mentioned in the press release, promotions.com was EBITDA positive in the 1st quarter, excluding merger-related expenses. As we integrate their operations into iVillage, we anticipate greater levels of positive EBITDA during the second quarter and beyond.

                  As Doug mentioned, we closed the quarter with over 37 million dollars in cash, a drop of slightly less than 1 million dollars for the quarter, which reflects our tighter management of expenses and capital expenditures.

                  Now I'll spend some time on our outlook. We remain cautiously optimistic about the second quarter 2002. As anyone following our sector understands, it has become increasingly more difficult to project quarterly revenues. The business is moving to a series of smaller contracts coming later in the quarter as opposed to the longer term contracts prevalent a few years ago. For those familiar with the local television station business, this is very much like the spot television market, where upwards of 50% of a quarter's revenues are recorded within that quarter. This trend reflects both a tougher ad market as well as advertisers' knowledge of our ability to provide them with an instant marketplace - one that does not require the production of a television commercial or the months of lead time necessary to place a magazine ad. The prior two quarters were a good example of this trend.

                  As you may recall during the 4th quarter of 2001 we issued a warning about our revenue expectation. However, due to an influx of these smaller contracts toward the end of the quarter, we reported revenues that were higher than expected, enabling us to achieve our original guidance. During the 1st quarter, again a significant amount of our revenues materialized late in the quarter. Accordingly, we anticipate at this time that our revenues will be flat to up to 10% versus 1st quarter's revenues. At this point in the quarter, we are pacing similar to the 1st quarter and we remain optimistic that our revenue goal is attainable. However, considering the overall uncertainty in the marketplace, we anticipate that revenue growth in the next couple of quarters will be achieved through a mixture of online paid transactions and acquisitions, as well as a steady improvement in the overall ad market.

                  Moving to EBITDA, we expect that we will again report positive pro forma EBITDA during the second quarter. Based on current projections, we anticipate we will reach cash flow breakeven during the second quarter 2002, excluding acquisition related costs. If we see the advertising market rebounding slower than expected, or taking an unexpected further downturn, we would take the necessary actions to align costs with revenues.

                  For the full year 2002, we continue to expect EBITDA, excluding non-cash charges, to be in the 5 to 10 million dollar range. We will continue to manage our business in a fashion that allows us to attain this goal.

                  Now I'll hand it back to Doug to discuss highlights and successes for the quarter.

Doug McCormick:   Thanks, Scott. As I mentioned, there are three overriding
                  factors that determine the value of our company. I've touched on the metrics that make us the leading online destination for women and now I will now briefly discuss management and the marketplace.

                  Everyday iVillage managers are focused on the simultaneous equation of creating not only the long-term asset value associated with a world class brand, we also remain focused on doing so in a manner that creates profit for our shareholders. The key to any successful media company is its ability to scale. Our future profits are based on our ability to add revenue growth while keeping our costs contained. To do so we have continuously wielded a very sharp pencil on the cost side of the equation while scouring the marketplace for suppliers, partners and acquisitions that will enhance our profitability while further strengthening our strategic brand positioning.

                  The cash management and cost cutting that we do on a daily basis continues to make us stronger in a very troubled marketplace. For example, during the first quarter we re-negotiated an expensive legacy television contract with NBC saving our company more than four million dollars in cash during 2002. Sure, a TV schedule would be nice to have to help iVillage in its marketing efforts. But things that are "nice to have" simply don't work in this economic environment, not if we have to pay for it. Instead we have concentrated our efforts on using the millions of dollars of Women's magazine advertising from the Hearst Corporation that our purchase of Women.com afforded us. Because these pre-paid advertisements came to us last year in our merger with Women.com they don't cost us a dime in cash, and, if used to their optimum efficiency, these magazine pages can go far in supporting our brand. And, as confirmed by our great market position, our strategy is working.

                  We know that no company ever "cost cut itself to greatness" but during these sluggish economic times I am very pleased with the job that is being done. These efforts are essential to our EBITDA goals. As we confidently focus on our EBITDA targets, we remain mindful that if we are going to deliver on our bottom line expectations, the budgeting of our expenses is closely linked to the expected revenues that the marketplace can generate. That brings me to the third and equally crucial point and component for iVillage success.... the marketplace.

                  For the most part, the advertising business has long been a derivative of the overall economy. As the economy goes, so goes the ad business. The Internet advertising business is currently a derivative of the general advertising business. Bargain hunting in the more traditional media has made the fledgling efforts of using the Internet for branding purposes even more difficult to shake loose dollars from already decreased national advertising budgets. Obviously the entrenched electronic media -- TV and Radio -- will do all they can to keep every dollar they can from migrating to the Internet. The phenomenon is similar to the early days of cable when the broadcast networks dismissed cable for its miniscule ratings. However, over time, the attractiveness of delivering highly targeted messages has become a staple in an advertiser's media plan. Today about a third of all national television dollars are targeted to cable networks. Now the very same forces are at work on the Internet.

                  A steady exodus of eyeballs is spending more and more time on the Internet and women are leading the way. Better than 51% of Internet users are women. And women are involved in the purchase decisions on 82% of the goods and services provided by our economy. Recent research is very encouraging making the argument and the case for the increase of Internet advertising budgets. Each quarter advertisers are better able to research the impact of their Internet advertising schedules and each quarter the case for the branding power of the Internet gains more and more credibility.

                  Recently, an independent third party research study released by the IAB, which is the Internet Advertising Bureau, documented that the Internet, when COMBINED WITH A TV SCHEDULE can TURBO-CHARGE THE MESSAGING PROCESS FOR THE ADVERTISER USING BOTH MEDIA. Just as television and radio messages work better than just television alone, adding the Internet with its ability to specifically provide laser-like targeting and a credible environment can provide a far more effective media plan. In a sense, by adding iVillage to a media plan our advertisers get the perfect blending of "Mass and Class."

                  So, we believe that the NUMBER ONE Women's service on the Internet can unlock enormous value for advertisers and once the ad market comes back we'll play an increasingly growing role in media purchased by national advertisers and we will do so in a very cost effective manner for them. But what are our plans to grow revenues outside of the advertising revenue stream?

                  Currently, about 51% of our revenues are generated by advertisements running on the iVillage Network. In the short run we can help to make up the shortfall on national advertising dollars by expanding our transactional and subscription offerings. The very fact that iVillage and its community bring so much to the table providing solutions and tools for women can be harnessed to help an ISP in the critical race for both dial-up and certainly broadband subscriptions. We have researched the matter extensively and know how powerful our brand can be in providing the right partner in the ISP community with an exclusive product that would allow them to offer and articulate a meaningful advantage over all competitors trying to attract the same customer. We believe our work in this area would unlock a subscriber license payment stream to iVillage that could solidify our profit picture and allow the strong brand power of ISP to aid in the acquisition of new customers for that ISP while helping them reduce the costly reality of customer churn.

                  In the very important area of transactions during the 1st quarter we launched our first six-week subscription course. We successfully delivered some 4000 customers at an average cost of thirty dollars per purchase. We think this is very promising when one considers that it was our first foray into the world of paid content courses.

                  We are continuing to expand our online subscription business. About two weeks ago we launched "Hue Are You" - that's "H-U-E Are You" -- a personality evaluation tool using the Dewey Color System. The test provides a free individualized personality profile to participants who are then given the option to receive an extended 14 page customized personality evaluation for 19.95. In the short time that this service has been available we have sold more than 1,500 evaluations at the introductory price of 9.95 and these sales are all prior to the marketing blitz for this offering that we will begin next week. This follows the success of other online subscription offerings we've launched including astrological charts, the IQ self-assessment test and of course the sale of Hearst Magazine subscriptions. During the 1st quarter we set another record for selling Hearst Magazines on iVillage and we are currently on track to deliver over a quarter million Hearst Magazine subscriptions this year.

                  Our Newborn channel continues to offer great value to advertisers as well as a diversified revenue stream to our income statement. The proof that we're doing the right things in this area is in the numbers. According to research from A.C. Nielsen, the Newborn Channel ranks #1 in maternity wards -- that's even higher than broadcast television. It reaches 63% of the new mother market -- first time moms actually represent 38% of the Newborn channel audience. Of the total Newborn audience, 83% say they would watch it at home if available. We are currently evaluating the best strategy to enter the video on demand and/ or the digital cable market. As you may know many of the iVillage management team have joined us from Lifetime Television. These industry professionals possess the know-how and the contacts to further our efforts in this area. The Newborn Channel is available in approximately 1,100 Hospitals throughout the United States. Brian Donlon, vice president and general manager of iVillage television and another Lifetime Television veteran, has seized upon the success of the Newborn Channel to introduce a brand new channel to hospitals called "The Wellness Channel." We plan to launch our pilot programming in five major hospitals at the end of this month. In the fourth quarter we intend to roll out the Wellness Channel. We believe our installed infrastructure in the hospitals along with our expertise in working with hospital caregivers and administrators positions us well to build a profitable asset that will strengthen our performance in years to come.

                  On another front we have been working overtime to bring to the market iVillage branded products and services that can be sold to our community of thirty million uniques each quarter. Our efforts to create branded products and more subscription and transaction services are ongoing. Preliminary research suggests that 53% of our users would welcome these products.

                  So, as you can see we have a lot of irons in the fire in our constant efforts to grow new sources of revenue. No one at iVillage is sitting on their hands waiting for the ad market to come bouncing back, although when it does we'll be in great shape to take advantage of the upturn.

                  So, in conclusion we have demonstrated our ability to provide high quality content for women in a trusted, safe environment. We have great new products coming to the marketplace and others that are going into development. We remain dedicated to providing our shareholders with a well managed, profitable, growth oriented company.

                  So, now I'd like to take your questions, as would all of us. Thank you.

Operator:         Thank you. Ladies and gentlemen, if you would like to ask
                  questions for today's question and answer session, you would need to press the one that is on your telephone. You will hear three tones to acknowledge your request. If you question has been answered and you would like to withdraw your registration, you may do so by pressing a one, followed by the three. If you are on a speaker phone, please pick up your handset before entering a request. One moment please for the first question. Our first question comes from Dang Nguygen, please go ahead.

Dang Nguygen:     Hi. Moving forward, are there any contracts that iVillage has entered into that may result in a cash expense, albeit it a one-time cash charge, if amended or terminated by either party?

Scott Levine:     No, there aren't any other contracts that we have that would result in a cash payment, that I can think of.

Operator:         As a reminder, to transfer question, please press the one
                  followed by the four. Matthew Campbell of Knott Partners, please go ahead with your question.

Matthew Campbell: Yes, I was just interested in what method you've used to advertise this sexual self-improvement course.

Doug McCormick:   Primarily in our banners and buttons - you know, all over the
                  iVillage Network. We also, I believe, propagated some on MSN
                  Women. Did we have a - yes. So, some of that was out there.
                  And, one of the biggest successes that we had was definitely iVillage newsletters. So, it was basically using our own - mostly our own infrastructure to promote this.

                  One of the interesting things about this success here. It's a pretty high threshold for success, to ask people to exchange information and buy a course having to do with sexual - basically sexual dysfunction. And, so we feel that to get 4000 subscribers to this type of product was a big success for us. Had the threshold been lowered, and we were offering something at a more general interest area we probably would have made a lot of money. But, we're, I think very encouraged that people trusted our brand so much, to share with us this status. And, as I say, we set a very high bar.

Matthew Campbell: And just to follow up. The margins on that and your other offering at 9.95, those margins were pretty good, I would assume.

Doug McCormick:   Absolutely. I mean, they're - we basically created the product internally on the sexual course, awaken one's sexual awareness, very high margins on that, and there are extremely high margins on the other products, because there's not any real cost of goods sold, as one would historically know them.
                  We're doing a lot of revenue sharing on some of them.

Matthew Campbell: One last question, if I may. Just, your experience with the advertising, advertisement market right now. What kind of color can you give us? Obviously, it's not very strong. Is there more sales activity - could you just provide us a little more color on the market.

Doug McCormick:   Yeah, I think there's a couple of things going on. First of all, you know, some of the broadcast networks are filling up in 2nd quarter and starting to tighten up. The question is are they tightening up because they're running so many "make goods" from 1st quarter, or is there really a marketplace happening out there. And I think that unfortunately, it's the former rather than the latter. There are a lot of "make goods" and you know, being run in 2nd quarter, they're tightening up some of the inventory.

                  I think that the - as I mentioned before - that the TV economy is kind of a derivative of the overall economy. They're cautious out there. I do know that over time, the longer advertisers stay out of the marketplace, the more pent up demand there is for when they get back in. Because they're going to lose shares, they're going to lose shelf space and they're going to need to figure out effective ways to get to the customers. Right now, I characterize it as sluggish. And, with everyone pointing to the 4th quarter.

                  I mean, one of the things we're doing also is when we put together our products, our online offerings, we're looking at the 4th quarter and the Christmas season to really kind of open up a lot of revenues, just in case the ad market doesn't return to the extent that we'd like it to.

Matthew Campbell: Congratulations on continuing the improvement in your quarters.

Doug McCormick:   Thank you very much. Thanks a lot.

Operator:         Once again ladies and gentleman, as a reminder, to ask
                  questions, please press the one followed by the four on your telephone.

Doug McCormick:   Okay, I guess there's nobody else out there.

Operator:         I am showing no further questions at this time.

Doug McCormick:   All right, thanks a lot and we'll be back to you, I guess with the next quarter. Okay, thank you, bye.

Operator:         Ladies and gentlemen, that does conclude your conference call for today. We thank you for your participation and ask that you please disconnect your line.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995:

iVillage Inc. has included in this press release certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 concerning iVillage's business, operations and financial condition. The words or phrases "can be", "expects", "may affect", "may depend", "believes", "estimate", "project" and similar words and phrases are intended to identify such forward-looking statements. Such forward-looking statements are subject to various known and unknown risks and uncertainties and iVillage cautions you that any forward-looking information provided by or on behalf of iVillage is not a guarantee of future performance. Actual results could differ materially from those anticipated in such forward-looking statements due to a number of factors, some of which are beyond iVillage's control, in addition to those discussed in iVillage's other press releases, public filings and statements by iVillage's management, including (i) the volatile and competitive nature of the media industry, (ii) changes in domestic and foreign economic, political and market conditions, (iii) the effect of federal, state and foreign regulation on iVillage's business, (iv) the impact of recent and future acquisitions and joint ventures on iVillage's business and financial condition, (v) iVillage's ability to establish and maintain relationships with advertisers, sponsors, and other third party providers and partners, and (vi) the impact of pending litigation on iVillage's business and financial condition. All such forward-looking statements are current only as of the date on which such statements were made. iVillage does not undertake any obligation to publicly update any forward-looking statement to reflect events or circumstances after the date on which any such statement is made or to reflect the occurrence of unanticipated events.

In connection with their proposed merger iVillage Inc. and Promotions.com have filed a Registration Statement on Form S-4 with the Securities and Exchange Commission ("SEC"), and a Proxy Statement/Prospectus is included in that Registration Statement. Other materials relating to the merger also have been, and will be, filed with the SEC. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Materials filed with the SEC are available electronically, without charge, at an Internet site maintained by the SEC. The address of that site is http://www.sec.gov. In addition, the Proxy Statement/Prospectus filed with the SEC by iVillage has been mailed to Promotions.com's stockholders and may be obtained without charge upon request to iVillage, attention Carl Fischer, Vice President, Corporate Communications, 212.600.6502.